Filed by Chicago Atlantic Real Estate Finance, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Chicago Atlantic Real Estate Finance, Inc.

Commission File No.: 001-41123

Chicago Atlantic Real Estate Finance, Inc. (Q2 2026)
August 11, 2026

Corporate Speakers:

●	Lisa Kampf; SCR Partners; Investor Relations

●	Peter Sack; Chicago Atlantic Real Estate Finance, Inc.; Co-Chief Executive Officer

●	David Kite; Chicago Atlantic Real Estate Finance, Inc.; President, Chief Operating Officer

●	Phillip Silverman; Chicago Atlantic Real Estate Finance, Inc.; Chief Financial Officer

Participants:

●	Aaron Grey; Alliance Global Partners; Analyst

●	Pablo Zuanic; Zuanic & Associates; Analyst

PRESENTATION

Operator^ Good day. Welcome to the Chicago Atlantic Real Estate Finanial, Inc. Second Quarter 2026 Earnings Call. (Operator Instructions) Please note this event is being recorded.

I would now like to turn the conference over to Lisa Kampf from SCR Partners. Please go ahead.

Lisa Kampf^ Good morning. Welcome to the Chicago Atlantic Real Estate Finance conference call to review the company’s results. On the call today will be Peter Sack, co-Chief Executive Officer, David Kite, President and Chief Operating Officer, and Phil Silverman, Chief Financial Officer.

Our results were released this morning in our earnings press release, which can be found on the Investor Relations section of our website, along with our supplemental information package furnished to the SEC. A live audio webcast of this call is being made available today.

For those who listen to the replay of this webcast, we remind you that the remarks made herein are as of today and will not be updated subsequent to this call. During this call, certain comments and statements we make may be deemed forward-looking statements within the meaning prescribed by securities laws, including statements related to the future performance of our portfolio, our pipeline of potential loans, and other investments, future dividends, financing activities, the proposed merger of the company with and into Chicago Atlantic BDC, Inc. (inaudible) and its expected timing and benefits and the anticipated benefits of our recent financing transaction to affiliates of Koch Capital.

We will discuss certain non-GAAP measures, including but not limited to distributable earnings. Definitions of these non-GAAP measures and reconciliations to the most directly comparable GAAP measures are included in our earnings release and supplemental information available on our website and furnished to the SEC.

I’d like to remind listeners that today’s remarks and accompanying investor presentation contain forward-looking statements that are subject to significant risks and uncertainties that can cause actual results to differ materially from our current expectations. Investors are urged to carefully review various disclosures made by the company, including the risks and other information disclosed in the company’s filings with the SEC. Risks and uncertainties include the ability to complete the merger of REFI and LIEN on the anticipated timeline, to obtain shareholder and regulatory approvals and required lender consent, to realize the anticipated benefits of the transaction and developments in the cannabis regulatory environment, as well as other risks described in our SEC filings and in the [legends] in today’s filed material. Actual results may differ materially, and we undertake no obligation to update except as required by law.

The transcript of this call is being filed with the SEC pursuant to Rule 425 under the Securities Act of 1933 and is being filed under Rule 14a-12 under the Securities Exchange Act of 1934. In connection with the proposed merger, LIEN filed with the SEC a registration statement on Form N-14 which includes a joint proxy statement of REFI and LIEN and a prospectus of LIEN. Investors and stockholders are urged to read those materials and any amendments or supplements when they become available because they will contain important information about the transaction. LIEN, REFI, the respective directors and executive officers, Chicago Atlantic BDC Advisors, LLC, and Chicago Atlantic REIT Manager, LLC, and certain other people may be deemed participants in the solicitation. Information about those persons and their interests are included in the joint proxy statement and prospectus. Copies of all filed materials will be available free of charge on the SEC’s website and on each company’s Investor Relations website.

Please note that nothing on this call constitutes an offer to sell or solicitation of an offer to purchase any securities. No offer of securities shall be made except by means of a prospectus, meeting requirements of Section 10 of the 1933 Act.

I’ll now turn the call over to Peter Sack. Please go ahead.

Peter Sack^ Thank you, Lisa. Good morning, everyone. REFI delivered a productive second quarter against the backdrop of continued geopolitical tensions and ongoing debate around inflation and interest rate expectations. While distributable earnings of $0.44 per basic weighted average common share came in below our dividend, this largely reflects the timing of capital redeployment rather than any material change in the underlying business or portfolio quality.

Our experience in the cannabis ecosystem gives us the expertise, relationships, and ability to redeploy capital more quickly than the typical mortgage REIT. But redeployment never comes at the expense of our underwriting discipline and stringent risk standards protecting an acceptable risk versus reward. In this case, early in the quarter, $16.3 million of loans were prepaid and the capital wasn’t redeployed until later in the quarter. While the portfolio principal balance increased approximately $40 million quarter-to-quarter, income growth was affected by that redeployment timing gap.

The pipeline of cannabis opportunities remains strong and currently stands at $649 million, though only $204 million is backed by real estate collateral as of June 30, 2026. We continue to monitor the regulatory environment and have also noticed a growing acceptance of the cannabis industry within capital markets recently, reflected in the New York Stock Exchange uplisting of two cannabis-related companies. This was on the heels of the Department of Justice’s announcement that it was rescheduling certain medical marijuana products from Schedule I to Schedule III. An administrative hearing which could clear a pathway to reschedule recreational adult use concluded on July 15, and we are awaiting the next steps following a deadline for briefs set in August.

We are encouraged by the progress in federal policy changes and the broader acceptance of cannabis and what it could mean for our borrowers. That said, we remain conservative in our outlook. The success of our strategy does not depend on any of these changes.

The cannabis industry, in many respects, is evolving, and REFI must plan to evolve with it. In June we announced an agreement to merge Chicago Atlantic BDC and REFI. Under the terms of the merger, as previously reported on Form 8-K filed on June 18, REFI will first elect to be treated as a business development company, or BDC, and then merge with and into LIEN in an all-stock adjusted NAV-for-NAV transaction, with LIEN continuing as the surviving company.

The merger of REFI and LIEN is intended to unlock potential value for REFI stockholders that we believe would be difficult to achieve for REFI independently as a public mortgage REIT. We believe LIEN is the right partner to deliver the benefits of scale by virtue of the breadth of the Chicago Atlantic platform and ability to expand the asset class and cannabis industry investment where both companies have experienced success since their respective inception. Both boards have unanimously approved this transaction, believing that it has the opportunity to create meaningful opportunity for stockholders of both companies through increased portfolio diversification and improved scale and stock liquidity, which is expected to drive market visibility and the potential to unlock greater capital market opportunities.

On July 31, 2026, LIEN filed a preliminary registration statement on Form N-14, which included a joint proxy statement of REFI and LIEN. The N-14 registration statement is subject to SEC review. We currently expect the transaction to close in the fourth quarter of 2026, subject to the required LIEN and REFI stockholder approvals, lender consents, regulatory approvals, and other customary closing conditions.

Additionally, subsequent to the end of the second quarter, we announced the second lien financing of 32 retail properties across the United States that are managed by affiliates of Koch Capital. Each of the 32 retail properties, which are leased to cannabis tenants, are individually secured by second lien mortgage notes with an aggregate principal balance of approximately $62.5 million. The notes bear interest at an annual rate of 12%, of which 10% is payable in cash and 2% paid in kind, respectively. The notes also include an exit fee and an amount up to 2.5x the commitment amount of each note, calculated at the time of repayment, net of interest and principal, if any, paid through such date.

Through these exit fees which may be realized in whole or part, REFI may receive economic benefit from the sale of each of the 32 retail properties within the portfolio. The notes thereby have particular opportunity for convexity in potential value realization to REFI.

As we have noted, the regulatory landscape at the federal and state level is evolving rapidly. In the Koch portfolio, we underwrote each property and the credit quality of each tenant. As regulatory change leads to greater equity capital availability, we expect capitalization rate compression to take place and value appreciation within the market of retail real estate leased to cannabis operators. REFI now stands to benefit from this potential market dynamic. In exchange for the notes, REFI issued approximately 4.3 million new common shares.

Phil will walk through certain aspects of the accounting treatment for this transaction, but I’d like to summarize again why this transaction was attractive to Chicago Atlantic. First, our newly issued stock was priced at a 1% premium to book value, preserving cash liquidity for other originations. Second, the transaction diversifies our revenue streams and provides exposure to a different asset class, one with longer durations than the existing portfolio that we expect to present further opportunities to generate alpha as the industry continues to evolve. Lastly, we believe the transaction has opportunity to provide REFI stockholders significant potential yield upside beyond the 12% blended annual rate through the exit fee mechanism. The fee is structured to enable REFI to capitalize on potential cap rate compression and economic gains, if any, earned by the borrower upon property realizations.

In closing, REFI continues to deliver strong returns through our differentiated approach, lending to operators and property owners in the cannabis industry in a niche market where competition remains limited. We remain confident in our ability to navigate a changing landscape while staying disciplined in our underwriting and true to the strategy that has driven our performance to date.

David will now speak to the portfolio in greater detail. David?

David Kite^ Thank you, Peter. As of June 30, our loan portfolio principal, which includes loans held for investment and loans at fair value, totaled approximately $453 million across 26 portfolio companies with a weighted average yield to maturity of 15.8%, consistent with the first quarter of 2026. Those originations during the quarter were approximately $56.8 million of principal fundings, of which $56.1 million and $0.7 million were funded to new borrowers and existing borrowers, respectively. These were offset by approximately $19.7 million of repayments, comprised of approximately $3.3 million in scheduled amortization payments and $16.4 million from full loan prepayments.

There was minimal change in portfolio risk rating and credit quality in the second quarter. As of June 30, 2026, approximately 10.8% of our portfolio is risk-rated four or higher, compared with 10.7% as of March 31, 2026. This slight shift was due to the change in the total portfolio risk rating of the first quarter portfolio amount rather than a change in ratings on loans. CECL reserves of $0.6 million reflected reserves on two new loans. As of June 30, 2026, approximately 3.7% of our portfolio, based on outstanding principal, is on non-accrual status, a decrease from approximately 4.8% as of March 31, 2026.

As of June 30, 2026, our portfolio consisted of 37.5% fixed rate loans and 62.5% floating rate loans. Approximately 74% and 26% of floating rate loans are benchmarked to the prime rate and SOFR respectively. With the current prime rate at 6.75%, 100% of our prime rate loans are at their floors. In total, only approximately 3.6% of our loan principal is exposed to further rate declines across the total portfolio. Importantly, our floating rate loans are not exposed to interest rate caps, which, combined with our rate floor protections, provides a structural advantage in portfolio construction that compares favorably to most other mortgage REITs.

Total leverage equaled 47% of book equity at June 30, compared with 38% as of March 31. As of June 30, we had $90.1 million outstanding on our senior secured revolving credit facility and $49.5 million outstanding on our unsecured term loan. As of today, we have approximately $15 million available on the senior credit facility, which is largely representative of our available liquidity for new deployments.

I’ll now turn it over to Phil.

Phillip Silverman^ Thanks, David. Our net interest income of $12.8 million for the second quarter represented a $0.3 million or 2.2% decrease from $13.1 million during the first quarter. The decrease was attributed to the timing of redeployments of new originations from payoffs received during Q1 and during the front half of the second quarter, as well as a decrease in one-time non-recurring fee income, which was approximately $0.8 million in the second quarter compared with $1.1 million during the first quarter. There were no material changes to the company’s non-accrual positions, though we received a full repayment of loan number six which we referenced as a subsequent event during our call last quarter. Total interest expense including non-cash amortization of financing costs for the second quarter, was approximately $2.4 million, an increase from $2 million in the first quarter. The weighted average borrowings on our revolving loan increased to $67.5 million from $48 million during the first quarter.

Our CECL reserve on our loans held for investment as of June 30 was approximately $9.4 million. On a relative size basis, our reserve for expected credit losses represents approximately 2.3% of our outstanding principal of our loans held for investment. There were no significant movements in risk ratings across the portfolio and on a weighted average basis, our portfolio maintained a strong real estate coverage of 1.2x and a loan-to-enterprise value ratio of approximately 46%.

Distributable earnings per weighted average share on a basic and fully diluted basis were approximately $0.44 and $0.43 respectively for the second quarter. And in July, we distributed the second quarter dividend of $0.47 per common share declared by our board in June. Since inception, the company has distributed $9.41 per common share in dividends, which represents an annualized yield on cost of approximately 12.4% when measured against our IPO price. Our book value per common share outstanding was $14.15 as of June 30, 2026, and there were approximately 21.7 million common shares outstanding on a fully diluted basis as of such date.

As Peter referenced earlier, on July 9, the company closed the Koch financing transaction, under which REFI issued approximately 4.3 million new common shares at a price of $14.53 per share, in exchange for second lien notes with an aggregate principal balance of $62.5 million. The transaction price amounted to a 1% premium to the March 31, 2026 book value per share. And pro forma for the Koch transaction, the company has approximately 26 million common shares outstanding on a fully diluted basis.

Because the Koch notes were received as consideration for the issuance of the company’s common stock, the Koch notes are expected to be presented in the company’s third quarter financial statements as a reduction of stockholders’ equity rather than as loans held for investment. The associated cash flow shall be recorded through stockholders’ equity rather than as interest income or within total assets on the consolidated balance sheets in accordance with GAAP. Accordingly, the transaction increased the number of shares of common stock outstanding, but had no material net effect on total stockholders’ equity and did not increase total assets upon issuance.

Notwithstanding this financial statement presentation, the Koch notes constitute bona fide debt secured by real property, and for purposes of the company’s qualification as a real estate investment trust are expected to be treated as qualifying real estate assets that generate qualifying distributable taxable income under the applicable REIT gross income and asset tests.

Under the terms of the agreement and plan of merger by and between the company and Chicago Atlantic BDC, Inc., the company intends to distribute its accumulated REIT taxable income, if any, prior to the merger effective time. Though the transaction remains subject to shareholder and SEC approvals, lender consents, and customary closing conditions, the company currently anticipates the transaction to close in the fourth quarter of 2026. Notwithstanding the proposed merger, we expect to continue to maintain a dividend payout ratio based on our basic distributable earnings per share of 90% to 100% for the 2026 tax year.

Operator, we’re now ready to take questions.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) Our first question comes from Aaron Grey with Alliance Global Partners. Please go ahead.

Aaron Grey^ Good morning. First question for me, right, I can appreciate some of the timing issues, you know with the prepayments and being able to redeploy some of that capital, but just curious, how are you looking to manage that in the interim? I know it’s been coming up a couple times the past quarters. Maybe it does become less of an issue post-merger. But just within the dynamics of just REFI today, how are you looking to manage that and potentially give yourself more cushion for that distributable EPS relative to the dividend as you look to take advantage of opportunities to get the most out of the capital you have?

Peter Sack^ Thanks for the question, Aaron. Through the completion of the merger with LIEN, I think today we’re only prepared to say that we expect to distribute all or nearly all of REFI’s distributable earnings through its taxable income through the merger date.

Aaron Grey^ Okay. Appreciate that. I know this question has come up in the past several years, but I just want to bring it up again, just given the dynamics that could be changing now to the next time we talk to you in November, particularly if we get Phase II descheduling of the entire plant. Just maybe remind us of how those dynamics could change for you guys if you see others potentially coming into the space, how you could potentially leverage that, given your expertise in the sector, to find more opportunities and get access to more capital yourselves at more attractive rates? If you just remind us of potential changes that could come with that, that would be appreciated.

Peter Sack^ So rumors of rescheduling began in mid-2025. In December, Trump made his executive order directly directing his administration to execute the process of rescheduling. Then in April, the Department of Justice made its landmark order rescheduling medical cannabis. Through that process, beginning in mid-2025, we saw significant changes in valuations of the equities of major Canadian-listed U.S. cannabis operators. Then this year, following the Department of Justice’s order rescheduling medical cannabis products, we’ve seen two U.S. operators list on the New York Stock Exchange, and we’ve seen one NASDAQ-listed cannabis operator announce that it would be acquiring U.S. medical assets. These are really significant capital market transitions for the U.S. cannabis industry.

However, throughout this period from the beginning of 2025 through the executive order, through Department of Justice order, through cannabis operators listing on U.S. exchanges, we’ve not seen new entrants enter our competitive lending environment. Obviously I can’t say with certainty why that is, and I can’t say with certainty that there won’t be new entrants, but I can describe why I think debt markets and equity capital markets are somewhat distinct. The debt capital markets, I think of the debt capital markets and the equity capital markets as being somewhat different. The equity capital markets are somewhat like a light switch. You’re either listed on the New York Stock Exchange or the NASDAQ or you’re not.

In debt capital markets, it’s more like turning, turning, turning the Titanic. There’s so many incremental pieces of our financial plumbing system that are required for cannabis operators to have greater access to debt capital markets for there to be a large number of participants involved in our debt capital markets. You need rating agencies. You need the leverage providers that lend to levered lending companies. You need more law firms to be willing to write the loan documents for cannabis operators. You need the Big Four accounting firms to be willing to audit funds that serve cannabis operators and to audit cannabis operators. You need more custodians. All of these things take time, and any one of them can make it difficult for existing debt capital providers to support the cannabis ecosystem.

All that being said, we would welcome more debt participants in our industry because the market is extremely inefficient today. And we believe that we’re going to be best positioned to benefit from greater capital availability. We look forward to the opportunity to have a broader array of debt capital providers. We look forward to the opportunity to be able to work with a broader array of credit rating agencies for lenders such as ours. We look forward to the opportunity to have a broader range of equity investors that are excited about our industry. We think that having more U.S. cannabis operators listed on U.S. exchanges means that there will be more equity analysts following the industry more broadly and that that will inure to our benefit as well.

I think this also plays a role in why we think the merger between REFI and LIEN is very well-timed as a platform with a larger market. It creates an opportunity for us to communicate and to seek the interests of a broader range of equity investors and a larger array of debt investors as these transitions are occurring.

Does that answer the question, Aaron?

Aaron Grey^ Yes, absolutely. I really appreciate the extensive commentary on that. I’ll go and jump back in the queue.

Operator^ The next question comes from Pablo Zuanic with Zuanic & Associates. Please go ahead.

Pablo Zuanic^ Yes. Good morning, everyone. Just on the Koch deal. You gave a lot of color, but can you explain why that was the right structure as opposed to, for example, just buying the leases on the 32 dispensaries? Let’s start with that.

Peter Sack^ Yes. As you’re aware, as a NASDAQ-listed entity, REFI is still prohibited from owning cannabis properties, from owning the equity of cannabis companies or the warrants related to cannabis companies or even convertible loans related to U.S. cannabis operators. So I think this structure and the financings that we provided to Koch Capital allow REFI to secure much of the economic benefit related to cannabis-related leases without owning properties which would be prohibited by our listing.

We should note that in this strategy, in our exposure to the sale-leaseback market, we’re gaining exposure to a market inefficiency that’s very similar to the market inefficiency that we have in debt capital markets today. In debt capital markets and cannabis, our ability to make loans at what we view as much lower risk levels than the broader private credit and lending markets and much higher reward levels than the broader private credit markets is driven by the mismatch in supply and demand between debt capital and demand for capital in the cannabis industry and the lack of debt financing options within the cannabis industry today.

That same gap exists within the market for real estate and leasing to cannabis operators. Oftentimes cannabis operators -- and I’ll focus on the retail market because that’s what this portfolio represents, cannabis operators in the retail market encounter difficulties sourcing properties from landlords that are willing to lease to cannabis companies. They find challenges finding properties in locations that satisfy zoning requirements or distance requirements, and in municipalities that are willing to permit cannabis operations.

The result of these structural challenges is that cannabis operators often end up paying higher cap rates, higher lease rates than the broader retail leasing market. And that’s what this portfolio of investments gives us greater exposure to. It gives us greater exposure to that market inefficiency, gives our investors greater exposure to that market inefficiency. Then if that market inefficiency does change over the coming years, the structure, the way in which this transaction is structured, the exit fees associated with them, allow REFI to have exposure to the convexity that could occur if cap rates compress, if the market for leasing to cannabis operators becomes more competitive.

So I think this portfolio and this decision dovetails well with regards to Aaron’s question, where he asked how -- effectively he asked how is REFI positioned as the market changes, as more competitors come in. I think this Koch transaction is one example of how REFI can benefit in the immediate term from an attractive yield profile, attractive opportunities for earnings, and benefit especially well should that market change, should the pricing for properties leased to cannabis operators change dramatically.

Pablo Zuanic^ That’s good color. Thank you. So assuming that the inefficiencies remain in place for some time, this would not be a one-off transaction. You would do more of this to gain more exposure to sale-leaseback in the cannabis space?

Peter Sack^ Potentially, yes.

Pablo Zuanic^ Okay, do you want to give any color on the 32 dispensaries, and I don’t want to get too bogged down on Koch, but just, where are they located, is it just one operator, can you give any color?

Peter Sack^ We’ll have more color within our Q3 reporting. I can say that it is a relatively diverse array of tenants. It is not one tenant. I’d say that our presence in the industry, our natural presence in the industry means that by chance we’re already familiar with many of the tenants involved. So that did ease the underwriting process. Just with a -- similar to a credit underwriting, the credit quality of the borrower is critical. In this case, the credit quality of the tenants are critical. So our diligence process placed extreme emphasis on that facet of the transaction.

Pablo Zuanic^ Right. And last one on Koch and maybe for Phil. I mean obviously I will try to do the math, but do you know the contribution to adjustable distributable earnings per quarter in Q3 and Q4? Roughly, how much would that be from this transaction, from the Koch deal, factoring the increased share count?

Peter Sack^ I’m sorry, Pablo, could you repeat that one more time? I missed the front part of your question.

Pablo Zuanic^ Well, I mean just trying to work out the impact on adjustable distributable earnings from the Koch transaction. Like, I mean how many cents does this add, say in the fourth quarter on a full run rate basis? Just roughly, if you can.

Phillip Silverman^ Yes. Thanks for the question. We don’t provide guidance on changes of distributable earnings in future quarters, but as I referenced on my -- in the prepared remarks, because the loans that were made are secured by real estate and are qualifying assets for the REIT income and asset tests, the income generated from these properties at the contractual rate plus any exit fees will be distributable income, even if not presented on the income statement under GAAP within the company’s financial statements. So the fixed profile, if you will, of the loans at 12% are the yield plus any exit fees on the upside. I’m not going to provide guidance on the pro forma distributable earnings.

Pablo Zuanic^ Okay. All right. That’s fine. Then just a couple more, if I may, and an apology if there’s someone else on the Q&A queue. So you had that early, I mean in terms of early repayments, I guess par for the course, right, that’s going to happen, but is there anything new? Are you seeing more early repayments than in the past? And if so, why? Or is it just normal cadence? (inaudible) I don’t know if my line is okay. My apologies.

Peter Sack^ Sorry, Pablo, can you repeat the question?

Pablo Zuanic^ Yes. In terms of the early repayments, I know that that’s par for the course, right? But you had about $19 million, particularly loan number 37. I think that was due November 2028. So $17 million there. Compared to prior quarters, is anything changing? Are you seeing more early repayments? And if so, why? Or maybe not, it’s just a normal cadence.

Peter Sack^ No. No significant changes. I think we can (inaudible) -- sorry, go on, Pablo.

Pablo Zuanic^ Sorry. And then just -- so no significant changes. Then, given the potential for uplisting, REIT rescheduling and all these positive reform news, do you find that some of your potential borrowers in your pipeline on cannabis are on hold waiting for those changes or people are still taking action and engaging with you?

Peter Sack^ I think we’re actually seeing the opposite. We’re seeing more demand for debt capital as operators see an opportunity for expansion, for acquisition, for investment going into these potential regulatory changes. Particularly on the M&A side, operators see what could be a last opportunity to merge, acquire in a low valuation environment that could change in the future.

Pablo Zuanic^ That’s good. The very last question, and here it’s just to get your take on the macro side of cannabis, even though you talk to most companies. The first question is that in my opinion, when I hear most of the MSO calls, they’ve given guidance or expectations on a number of macro issues, but they have not given guidance in terms of when they expect the IRS or the Treasury to issue guidance on tax debt relief, 280E debt relief. In your opinion, do you expect that will happen before we have rec rescheduling or it will only come out after rec rescheduling? And I know it’s a crystal ball question, but I’m just trying to get your opinion on that.

Peter Sack^ I believe that market participants believe that tax relief related to rescheduling is effective for medical operators concurrent with the Department of Justice order. With regards to adult use and its rescheduling process, time will tell.

Pablo Zuanic^ Yes. It’s more about the question about the tax debt, right? But I hear you. (inaudible)

Peter Sack^ Oh, the tax. Apologies. Yes. I think there’s very little guidance and it’s difficult to say. We consider in our underwriting process that IRS tax debt to be debt, and it’s a key focus of our underwrites.

Pablo Zuanic^ Right. And Peter, I’m sorry, one very, very last one. There’s more and more companies talking about interstate trade potentially being imminent after rescheduling of rec, right? I personally disagree with that. There’s more companies talking about that, talking about the Dormant Commerce Clause, that it will happen sooner or later, rather soon according to some companies out there. In your underwriting, how do you think about the potential for interstate trade and how that will impact some of your borrowers?

Peter Sack^ I think in our underwriting, we have a -- I think that there’s greater credit protection from diversified retail portfolios. In addition to limited license regulatory moats, diverse retail portfolios provide additional geographic moats and additional diversity of EBITDA generation. I think that retail portfolios are also more insulated from risks associated with interstate commerce. As product can travel across state lines, operators will still be required to have retail licenses to market and sell product to the end consumer.

And so I think our bias towards EBITDA generation from retail, EBITDA generation driven by brand strength, insulates our portfolio relatively well already from interstate commerce. But I think I -- Pablo, I agree with your sentiments that states can be very effective at creating moats and barriers for interstate commerce to protect industries and to protect jobs that have been built up in this industry on a local level over the course of the last decade. And so I believe that the transition to more accessibility of interstate commerce, if it does begin, is going to be a gradual process.

Operator^ This concludes our question-and-answer session. The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.